SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004

October 24, 2007

VIA EDGAR

Mr. Michael Fay
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549

Re:  TOP Tankers Inc. Form 20-F for Fiscal Year
Ended December 31, 2006 (File No. 000-50859)
Dear Mr. Fay:

This letter responds to follow-on comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”) of TOP Tankers Inc. (the “Company”) filed April 20, 2007, as provided in a letter to Stamatios Tsantanis, the Company’s Chief Financial Officer, dated October 18, 2007 (the “October Comment Letter”).  The Staff had initially provided comments to the Company’s Form 20-F in a letter dated August 2, 2007 (the “August Comment Letter”), to which the Company responded in correspondence filed on EDGAR on August 24, 2007 (the “Initial Response Letter”).  The Staff provided follow-on comments to in a letter dated September 5, 2007 (the “September Comment Letter” and, together with the October Comment Letter and the August Comment Letter, the “Comment Letters”), to which the Company responded in correspondence on EDGAR on September 18, 2007 (the “Second Response Letter”).  This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, the Staff’s comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

Form 20-F For the Year Ended December 31, 2006

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
(m) Accounting for Dry-Docking Costs

Comment 1.
We note your response to our prior comment number 3.  The fact that you have begun labeling these costs as Planned Major Maintenance Activities (or “PMMA”) in response to our comments does not change the underlying nature of the large majority of the  costs that you have capitalized as drydocking; they are expenditures incurred for repair and maintenance that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of vessels, but rather allow vessels to continue to be operated in their current capacity.  With respect to your reference to FSP AUGAIR-1, we believe the guidance was intended solely to eliminate use of the accrue-in-advance method.  While we understand your effort to analogize to the AICPA Airline Guide and its reference to the deferral method, it is important to note that the deferral method is rarely used in practice by airlines.  In fact, the largest airlines expense maintenance as incurred and do not use the deferral method.  Because direct expensing, rather than deferral, is the predominant method used in practice in the airline industry, we do not find your analogy to the Airline Guide’s deferral method to be a compelling reason to allow you to capitalize non-betterment repair and maintenance costs incurred during drydocking.  In addition, your practice of capitalizing these repair and maintenance costs is problematic because it implies that estimated useful lives assigned to a portion of your vessels’ initial costs were greater than they should have been (built-in overhaul method).  It is also problematic because it results in inconsistent treatment by you of repair and maintenance costs with some being capitalized and some being expensed depending solely on whether the costs were performed before or after being noted as necessary by a drydocking inspection.  We do not object to you capitalizing the actual costs of the regulatory inspection and the drydocking itself (i.e., the cost to put the ship in the dry dock and have it stored there temporarily).  However, we continue to believe repair and maintenance costs that are not betterments do not qualify for deferral but rather should be expensed as incurred in accordance with your accounting policy for repair and maintenance costs, which states that all repair and maintenance costs are expensed as incurred.  We believe you should amend your Form 20-F for the year ended December 31, 2006 and subsequent filings, as appropriate, to restate your financial statements to expense, rather than defer and amortize, repair and maintenance costs incurred during drydockings in conformity with your repair and maintenance costs accounting policy.

Response:
As discussed in our Second Response Letter, we have historically accounted for costs incurred with PMMA we deemed directly related to drydocking using the deferral method and costs we deemed to be repair and maintenance using the direct expense method.  We continue to believe that the deferral method is one of three generally accepted methods of accounting for costs incurred with PMMA for the reasons indicated in our Second Response Letter.  We believe our analogy to FSP AUGAIR-1 (“FSP AIR”) is relevant to our industry as the Financial Accounting Standards Board (“FASB”) staff noted during the deliberation of the FSP AIR that the primary guidance on accounting for PMMA is the AICPA Industry Audit Guide, Audits of Airlines (the “Guide”). The FASB staff also noted during the FSP AIR deliberations that there is significant diversity in the way companies define PMMA and specifically noted that entities in the shipping industry typically account for PMMA using the deferral method.  Section 3.64 of the Guide notes the following regarding PMMA:

“For accounting purposes, airframe and aircraft engine overhauls encompass all inspections or replacements of major components, which the civil air regulations require at specific maximum periodic intervals to recertify that the frame or engine is completely airworthy.  An overhaul does not include, however, the cost of routine replacement of minor parts and servicing or inspection of airframes and aircraft engines.” [Emphasis added]

Section 3.69 of the Guide notes the following regarding the accounting methods:

“Air carriers should adopt an accounting method that recognizes overhaul expenses in the appropriate period…The following methods are most often employed:…Deferral method.”

Section 3.72 of the Guide notes the following regarding the deferral method:

“Deferral Method. Under the deferral method, the actual cost of each overhaul is capitalized and amortized to the next overhaul.”

While PMMA are not well defined in the Guide, an overhaul as described in the Guide includes the cost of all inspections required by civil air regulations.  The Guide further supports the capitalization of overhaul costs following the deferral method.  We believe the costs we incur in connection with drydocking are directly analogous to overhaul costs required by civil air regulations as drydocking is a mandatory step that must be undertaken in order to satisfy statutory requirements by the International Maritime Organization (“IMO”) and to obtain or continue a vessel’s class certification.  As noted in our Second Response Letter, we have policies and procedures in place to distinguish normal repairs and maintenance costs from PMMA that are incurred in connection with drydocking.  As noted above, we expense as incurred repairs and maintenance cost regardless if those costs are incurred before, during or after the drydocking process.

Based on the above, we believe our current accounting policy for PMMA is not an error and is in accordance with U.S. Generally Accepted Accounting Principles and shipping industry practice.  Notwithstanding the foregoing, we understand that the SEC Division of Corporation Finance's staff believes that the direct expense method is the preferable method of accounting for costs incurred in connection with PMMA.  Accordingly, after reviewing the alternative PMMA accounting methods and their impact on our results of operations and administrative requirements of the different accounting methods, we have decided to change our method of accounting for PMMA from the deferral method to the direct expense method. We will reflect this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections” commencing with the first quarter of 2008.[1]

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

1           We propose to adopt the change beginning with the first quarter of fiscal year 2008 consistent with Accounting Principles Board Opinion No. 28 "Interim Financial Reporting" paragraph 28, which states, "The Board recommends that, whenever possible, companies adopt any accounting changes during the first interim period of a fiscal year.  Changes in accounting principles and practices adopted after the first interim period in a fiscal year tend to obscure operating results and complicate disclosure of interim financial information."

Thank you for your attention to the Company’s reports.  If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 737-8833.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Cc:	Doug Jones, SEC
Lyn Shenk, SEC

SK 23116 0001 820829